UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of September 2024

333-233363

(Commission File Number)

INX LIMITED

(Exact name of Registrant as specified in its charter)

Unit 1.02, 1st Floor

6 Bayside Road

Gibraltar, GX11 1AA

Tel: +350 200 79000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INX Limited (the “Company”) is announcing that its Board of Directors has authorized the renewal of its previously announced token repurchase program, pursuant to which the Company may repurchase up to $5 million of the Company’s outstanding INX Tokens, in the period commencing September 19, 2024 and ending September 18, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INX Limited

Date: September 30, 2024	By:	/s/ Shy Datika
Shy Datika
President and CEO

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